

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 28, 2016

John W. McReynolds
Director and President
Energy Transfer Equity, LP
8111 Westchester Drive, Suite 600
Dallas, Texas 75225

Re: **Energy Transfer Equity, LP**
    Form 10-K for the Fiscal Year Ended December 31, 2015
    Filed February 29, 2016
    File No. 001-32740

Dear Mr. McReynolds:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products